FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of December, 2003

GENCO RESOURCES LTD.

(Translation of registrant's name into English)

Suite 550 - 999 West Hastings Street Vancouver, BC V6C 2W2

(Address of principal executive offices)

Attachments:

1.

News Releases:  November 10, 2003, December 9, 2003, December 11, 2003, December 19, 2003 and December 30, 2003.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

GENCO RESOURCES LTD.
(Registrant)

Date: December 31, 2003	By: /s/ “Robert Gardner”
Name

Its: Director
(Title)

Genco Resources Ltd.

November 10, 2003

Genco Announces First Quarter Production from La Guitarra Mine

Vancouver, BC-[GGC:TSX-V]-Genco Resources Ltd. wishes to provide the Company’s first quarter production results from operating La Guitarra Mine in the Temescaltepec District of Mexico.  Precious metal production for the August-October quarter totalled 65,967 ounces of silver (Ag) and 732 ounces of gold (Au).  During the quarter, mine production was scaled up from 117 tonnes per day in August, to 129 tonnes per day in September and to 145 tonnes per day in October. Ore is processed six days per week and the total dry tonnage processed during the quarter was 10,317 tonnes.

Average grade of ore processed over each month in the quarter was 246.19 grams/tonne silver (Ag) and 2.6 grams/tonne gold (Au) in the month of August; 215.72 grams/tonne silver (Ag) and 2.82 grams/tonne gold (Au) per tonne in September and 243.61 grams/tonne silver (Ag) and 2.90 grams/tonne gold (Au) in October.

The following table outlines the company’s production for the quarter:

Production Table August-October 2003

	August	September	October
Silver Production in ounces	20,448 oz	20,394 oz	25,125 oz
Gold Production in ounces	205 oz	245 oz	282 oz
Grades of silver in grams per tonne	246.19	215.72	243.61
Grades of gold in grams per tonne	2.60	2.82	2.90
Tonnes milled per day	117.26	129.05	145.52
Tonnes milled per month	3048.85	3484.48	3783.50

The results of the Company’s production have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company’s geological staff (which includes a ‘qualified person’, Bruno W. Barde, P. Geo. For the purposes of NI 43-101, Standards of Disclosure for Mineral Projects).

For more information please contact:

Genco Resources Ltd. [GGC: TSX-V]

Suite 550-999 West Hastings Street

Vancouver, BC V6C 2W2

Phone:

(604) 682-2205 Fax:

(604) 682-2235

www.gencoresources.com

gencoinfo@telus.net

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED THE CONTENTS OF THIS RELEASE AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THE CONTENTS OF THIS RELEASE.

Genco Resources Ltd.

November 25, 2003

GENCO RESOURCES LTD. REPORTS INITIAL RESULTS FROM THE

NAZARENO ZONE, TEMASCALTEPEC, DISTRICT MEXICO

Genco Resources Ltd. (GGC: TSX-VENTURES) (“GENCO”) is pleased to report initial results of Phase II from the companies continuing drill program within the Temascaltepec District in Mexico.  Phase II of Genco’s drill program is focused on two objectives:

1)

to start testing an area called the El Coloso Region on the northwestern      side to the Temascaltepec District.

2)   to further drill, test and extend Genco’s new discovery on the San Raphael Zone, as described in the company’s news release of June 2, 2003.

The underlying map outlines the area of current work on the property:

Genco’s approximately 1000-meter drilling program (covering an area of 300 meters by 150 meters) on the Nazareno Zone in the El Coloso area was carried out by BDW International Drilling Inc. of Rouyn – Noranda, Quebec, Canada and supervised by Bruno Barde, P. Geo.  For the purposes of NI43-101 Standards of Disclosure for mineral projects, Bruno Barde is a “qualified person”.  The program consisted of eight holes drilled approximately 3.5 kilometers northwest of Genco’s producing mine at La Guitarra.

The eight holes were targeted to test a new area of the Temascaltepec Mining district.  The Program has met with early success in a new discovery, which is a positive first step towards meeting Genco’s objectives.

Four of the drill holes intercepted a mineralized zone called the Nazareno Zone.  The zone is open to the northwest and open at depth.  All vein material samples from the new Nazareno Zone were first assayed at the company’s supervised laboratory, at the mine site, using conventional fire assay analysis.  The rejects were then prepared at Chemex Laboratory in Hermosillo, Mexico, and then shipped to their Vancouver, British Columbia, Canada laboratory for fire assay. All results confirmed initial results within the accepted industry range.

Hole #	Intercept in Meters	Grams of gold/ton (Au)	Grams of silver/ton (Ag)
NAZ03-03.88		3.55	25
NAZ04-03	1.88	3.44	150
NAZ05-03	1.66	.11	346
NAZ08 –03	4.0	.27	1102

No less than four vein sets in the Nazareno vein swarm were intercepted.  The underlying maps of the drill pattern and vein system outline this.

In the 1990’s, the previous owners, Luismin, S.A.de C.V. (Luismin), also discovered a high-grade gold zone in a historic underground tunnel.  This zone was sampled by Luismin and assayed 12 grams per tonne gold and 147 grams per tonne silver over 1.85 meters in drill hole NA 150-3 and 4 grams of gold per tonne and 91 grams per tonne silver over 1.60 meters in drill hole NA150-6.  All intercepts are hole length and this zone is approximately 120 meters below the high grade of silver discovery in hole - NAZ08-03 of this drill program. Luismin also had a drill intercept on the Soledad vein, approximately 120 meters west of NAZ08-03, which assayed 1285 grams per tonne silver over 1.5 meters in drill hole BNO NA-11.

Genco Resource Ltd. is planning an extensive underground mapping and sampling program within the old historic shaft and underground tunnel, followed by a follow-up exploration program in El Coloso area.  The following map outlines our plans.

Results from the drilling program currently being carried out on the San Rafael Zone will be released as they become available.

For more information please contact:

GENCO RESOURCES LTD. (GGC:TSX-V)

Suite 550 – 999 West Hastings Street

Vancouver,  BC  V6C 2W2

www.gencoresources.com

gencoinfo@telus.net

Phone: (604) 682-2205

Fax:      (604) 682-8835

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED THE CONTENTS OF THIS RELEASE, AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THE CONTENTS OF THIS RELEASE.

Genco Resources Ltd.

December 9th, 2003

GENCO RESOURCES ANNOUNCE PRIVATE PLACEMENT

OF UNITS FOR $805,000.

Genco Resources Ltd. (TSX-Venture: GGC) wishes to announce a Private Placement of 574,500 Units for proceeds of  $805,000 CDN.  Each Unit will consist of one common share priced at $1.40 and one share purchase warrant.  Each share purchase warrant will be exercisable into one common share at $1.45 for a period of one year from the date of issuance.  The private placement of Units is subject to the standard hold periods imposed by the TSX Venture Exchange. A standard finders fee of 5% will be payable in Units upon completion of the transaction. Funds received from the Private Placement of the Units will be used for working capital.

For more information please contact:

GENCO RESOURCES LTD. (GGC:TSX-V)

Suite 550 – 999 West Hastings Street

Vancouver,  BC  V6C 2W2

www.gencoresources.com

gencoinfo@telus.net

Phone: (604) 682-2205

Fax:      (604) 682-8835

The TSX Venture Exchange has not reviewed the contents of this release and does not accept responsibility for the accuracy of the contents of this release.

Genco Resources Ltd.

December 11, 2003

GENCO RESOURCES TO SELL MINERAL CLAIMS

IN THE HIGHLAND VALLEY

Genco Resources Ltd., (TSX-Venture-GGC), “The Company”, is pleased to announce that it has entered into an agreement in principle with Getty Copper Inc., (TSX-Venture-GTC) to sell to Getty, Nine Crown Granted Mineral Claims, known as the “Transvaal Claims” in the Kamloops Mining District of British Columbia, for the sale price of $300,000 CDN, payable in common shares of Getty Copper Inc. with a deemed value of $0.60 CDN per share.  The sale will be completed, subject to certain conditions being met, negotiation of a definitive agreement including an independent fairness opinion, and TSX Venture Exchange approval.  Upon the completion of this transaction, Genco will have no further interest in any mineral claims in the Kamloops Mining District.

For more information please contact:

GENCO RESOURCES LTD. (GGC:TSX-V)

Suite 550 – 999 West Hastings Street

Vancouver,  BC  V6C 2W2

www.gencoresources.com

gencoinfo@telus.net

Phone: (604) 682-2205

Fax:      (604) 682-8835

The TSX Venture Exchange has not reviewed the contents of this release and does not accept responsibility for the accuracy of the contents of this release.

Genco Resources Ltd.

December 19, 2003

GENCO RESOURCES LTD. REPORTS PHASE II DRILL RESULTS FROM

SAN RAPHAEL ZONE, TEMASCALTEPEC DISTRICT, MEXICO

Genco Resources Ltd. (GGC: TSX-VENTURES) (“GENCO”) is pleased to report initial results of Genco’s Phase II drill program on the San Raphael Zone within the company’s Temascaltepec District of Mexico.

Phase II of the drill program consisting of approximately 1200 meters drilled in seven holes to further test the San Raphael Zone, discovered during Genco’s first drilling program that consisted of four holes described in the Company’s June 2, 2003 news release.  Drilling was carried out by B.D.W. International Drilling Inc. of Rouyn-Noranda, Québec, Canada and supervised by Bruno Barde, P.Geo, a “Qualified Person” for the purposes of NI 43-101 standards of Disclosure for mineral projects and he has verified the data, including sampling and test data disclosed in this press release.

The 1200 meter drill program further tested the San Raphael Zone over 250 meters of strike length and to a depth of 150 meters.  The holes were drilled Southeast, Northwest and below the mineralized intersection discovered during the first drill program.  The seven holes were drilled on a grid pattern with drill holes spaced at approximately 50 meters.  Five of the seven holes drilled outlined the mineralized shoot which is now estimated to be approximately 120 meters wide and dips approximately 45 degrees to the Northwest.  The ore shoot is open to the Northwest and at depth.

All vein material samples from the new San Raphael Zone were first assayed at the company’s supervised laboratory at the mine site using conventional fire assay analysis.  The rejects were then prepared at Chemex Laboratory in Hermosillo, Mexico and then shipped to their Vancouver, Canada laboratory for fire assay.  All assay results have confirmed the initial assay results within the accepted industry range.  The following table outlines both Phase I and Phase II results for the San Raphael Zone.

HOLE #	INTERCEPT IN METERS (M)	GOLD GRAMS/TONNE (AU)	SILVER GRAMS/TONNE (AG)
BDG 98-03	0.60	0.20	40
BDG 101-03	1.60	2.33	1445
BDG 102-03	8.20	33.1	834
BDG 104-03	0.65	0.42	375
BDG 119	0.90	0.48	268
BDG 132	1.33	13.80	548
BDG 134	1.12	7.32	552
BDG 135	1.70	0.45	461

Genco Resources Ltd. also wishes to report that approximately 500 meters of the ramp development to access the newly discovered San Raphael Zone, has been completed.  A further 200 meters of the four meter by four meter San Rafael ramp needs to be completed.  Genco anticipates that the ramp development will be completed and the company accessing ore in their new zone in the first quarter of 2004.

The area of new underground development and exploration is illustrated below, showing the existing and proposed ramps, tunnels and ventilation raises.  They are presented in relationship to the new high grade intercepts on the San Raphael Zone.

The San Raphael Zone is a blind discovery.  It is a graphic illustration of the potential to discover high-grade “Bonanza” type silver and gold deposits within the

 Temascaltepec Mining District.  The Southeast extension of the La Guitarra vein is covered by an approximate 5 to 50 meters of basaltic rocks before re-emerging to the Southeast.  Both IP and magnetic geophysical surveys have just been completed over this area, with the intent to find “signatures” to target future drill holes beneath the basaltic cover.  Geophysics was also completed in the El Colosso area, 3.5 km Northwest of La Guitarra mine and in El Agua Mine area, 6 km Southeast of La Guitarra Mine.  (See November 25, 2003 News Release.)  Soil geochemistry, and mapping, followed up by targeted drilling is planned for the first quarter of 2004 in El Agua area of the Temascaltepec District.

For more information please contact:

GENCO RESOURCES LTD. (GGC:TSX-V)

Suite 550 – 999 West Hastings Street

Vancouver,  BC  V6C 2W2

www.gencoresources.com

gencoinfo@telus.net

Phone: (604) 682-2205

Fax:      (604) 682-8835

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED THE CONTENTS OF THIS RELEASE, AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THE CONTENTS OF THIS RELEASE.

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC   V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

Incorporated as part of:
X Schedule A
____Schedules B & C (place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER: GENCO RESOURCES LTD.

ISSUER ADDRESS: #550 – 999 WEST HASTINGS STREET

EMAIL ADDRESS: GENCOINFO@TELUS.NET

WEB SITE ADDRESS: www.gencoresources.com

CONTACT PERSON: ROBERT GARDNER

CONTACT’S POSITION: DIRECTOR

CONTACT TELEPHONE NUMBER: 604-682-2205

FOR QUARTER ENDED: OCTOBER 31, 2003

DATE OF REPORT: 2003/12/24

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR’S SIGNATURE	PRINT FULL NAME	DATE SIGNED
“ROBERT GARDNER”	ROBERT GARDNER	2003/12/24

DIRECTOR’S SIGNATURE	PRINT FULL NAME	DATE SIGNED
“JIM MCDONALD”	JIM MCDONALD	2003/12/24

(Electronic signatures should be entered in “quotations”.)

GENCO RESOURCES LTD.
Vancouver, BC
CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended October 31, 2003

GENCO RESOURCES LTD.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended October 31, 2003

Consolidated Balance Sheet

 Exhibit "A"

Consolidated Statement of Loss and Deficit

Exhibit "B"

Consolidated Statement of Cash Flows

Exhibit "C"

Notes to Consolidated Financial Statements

Exhibit "D"

Schedule of Deferred Exploration and Mine Development Costs

Schedule "1”

Exhibit “A”

GENCO RESOURCES LTD.
Balance Sheet
(Unaudited - Prepared by Management)
October 31, 2003

Assets	October 31 2003	July 31 2002
Current: Cash	$ 495,669	$ 672,195
Accounts receivable	557,577	6,144
Inventory	227,333	-
Prepaid expenses	60,016	5,000
	1,340,595	683,339
Mineral properties	40,000	40,000
Deferred acquisition costs	-	354,091
Deferred exploration and mine development costs, per Schedule 1	677,175	-
Capital assets	7,657,137	63,915
	$9,714,907	$ 1,141,345
Liabilities
Current: Accounts payable and accrued liabilities	1,355,903	317,991
Accrued interest payable to related parties	23,812	23,812
Loans from related parties (Note 7)	49,590	49,590
Current portion of long-term debt	659,300	-
	2,088,605	391,393
Long-term debt	4,615,100	-
	6,703,705	391,393
Share Capital and Deficit
Share Capital (Note 8)	7,992,156	5,744,951
Deficit, per Exhibit "B"	4,980,954	4,994,999
	3,011,202	749,952
	$9,714,907	$ 1,141,345

Approved by the Directors:

“Robert Gardner”                                “Jim McDonald”

- See accompanying notes -

Exhibit “B”

GENCO RESOURCES LTD.

Statement of Income and Deficit

(Unaudited - Prepared by Management)

For the Three Months Ended October 31, 2003

	October 31 2003	October 31 2002

Revenue	$ 878,232	$ 250
Cost of sales	791,844	-
	86,388	250
Expenses: Accounting	-	3,203
Amortization	7,087	-
Consulting	17,500	6,000
Fees, dues and licenses	331	5,173
Foreign exchange (gain)	(113,839)	-
Interest and bank charges	122	2,137
Legal	16,215	9,354
Management fees	54,000	3,000
Office and rent	18,412	7,167
Transfer agent fees	3,338	1,083
Travel and promotion	35,658	-
Wages	33,519	-
	72,343	37,117
Net Income (Loss)	14,045	(36,867)
Deficit, beginning	4,994,999	4,197,662
Deficit, ending, to Exhibit "A	$4,980,954	$ 4,234,529
Net Income (Loss) per share	$ -	$ -

- See accompanying notes -

Exhibit “C” GENCO RESOURCES LTD. Statement of Cash Flows (Unaudited - Prepared by Management) For the Three Months Ended October 31, 2003

	October 31 2003	October 31 2002

Operating Activities: Net Income (Loss) , per Exhibit "B"	$ 14,045	$ (36,867)
Adjustments for - Amortization	7,087	-
	21,132	(36,867)

Changes in non-cash working capital - (Increase) decrease in accounts receivable	(551,433)	2,836
(Increase) decrease in inventory	(227,333)	-
(Increase) decrease prepaid expenses	(55,016)	(5,987)
Increase (decrease) in accounts payable and accrued liabilities	1,037,912	11,814
Increase (decrease) in due to related parties	-	4,815
Increase (decrease) in current portion of long-term debt	659,300	-

Cash flows used in operating activities	884,562	(23,389)

Investing Activities Deferred exploration and mine development costs	(677,175)	-
Purchase of furniture, fixtures and leasehold improvements	(7,600,309)	-
(Increase) decrease in deferred acquisition costs	354,091	-

Cash flows from (used in) investing activities	(7,923,393)	-

Financing Activities: (Repayments of) increase in long term payable	-	(12,328)
Proceeds from long term debt	4,615,100	-
Shares for cash (less cost of issue)	2,247,205	397,750
(Decrease) increase in due to related parties	-	(245,091)
(Decrease) increase in accrued interest payable to related parties	-	(28,714)

Cash flows from financing activities	6,862,305	111,617

Net (Decrease) Increase in Cash	(176,526)	88,228

Cash, beginning	672,195	39,636

Cash, ending	$ 495,669	$ 127,864

- See accompanying notes -

Exhibit “D”

GENCO RESOURCES LTD.

Notes to Financial Statements

(Unaudited - Prepared by Management)

October 31, 2003

1.  General Information:

The Company was incorporated under the laws of the Province of British Columbia on February 28, 1980 as Senlac Oil & Gas Ltd. The Company changed its name to Rule Resources Ltd. on June 13, 1980, to Globe Resources Inc. on March 9, 1990, and to Genco Resources Ltd. on March 30, 1998.

On August 1, 2003 the Company acquired all of the issued and outstanding shares of La Guitarra. The purchase price for the acquisition is US $5,000,000 with consideration being a combination of the issuance of shares and debt. Under the purchase agreement and as part of the consideration, Genco issued 1,380,315 shares valued at Cdn. $1.02 per share to the vendor to satisfy US $1,000,000 of the purchase price. Genco agreed to pay the balance of US $4,000,000 by payments of $500,000 on each of the first through eighth anniversaries of the closing date. La Guitarra is a wholly owned subsidiary incorporated under the laws of Mexico.

Rule Nevada Inc, a wholly owned subsidiary, was incorporated under the laws of the State of Nevada.

2.  Accounting Policies:

These financial statements have been prepared in accordance with generally accepted accounting principles accepted in Canada applicable to a going concern and reflect the policies outlined below.

a)

Basis of Presentation

These consolidated financial statements include the accounts of the parent company and its wholly owned subsidiaries, Rule Nevada Inc. and La Guitarra Compania Minera, S.A. de C.V. ("La Guitarra") All significant intercompany accounts and transactions have been eliminated.

The Company's efforts and those of its subsidiaries have been devoted to exploring their mineral properties and acquiring new mineral properties and operating mines. Accordingly, these financial statements represent those of a company in the development stage.

Certain exploration activities are conducted jointly with others, through joint ventures. These financial statements reflect only the Company's proportionate interest in those activities.

The Company is in the process of exploring mineral properties and has not yet determined whether the properties contain reserves that are economically recoverable. The recovery of amounts shown for resource properties and related assets are dependent on the existence of economically recoverable reserves, on the ability of the Company to obtain financing to complete development, and on future profitable operations.

b)

Share Option Plan

As of August 1, 2002, the Company adopted the standard of the CICA Handbook, Stock-Based Compensation and Other Stock-Based Payments, which has been applied prospectively. All stockbased awards made to non-employees and employees are recognized and measured using the fair value based method at the date of grant. The Company uses the Black-Scholes model to estimate fair value.

c)

Foreign Currency Translation –

Foreign currencies have been converted to Canadian funds at the exchange rates in effect on the dates of the transactions with the exception of current assets and liabilities that have been converted at the year end date.

Exhibit “D” - continued

GENCO RESOURCES LTD.

Notes to Financial Statements

(Unaudited - Prepared by Management)

October 31, 2003

2.  Accounting Policies: (Continued)

d) Use of Estimates -

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. Although these estimates are based on management's best knowledge of current events and actions the company may undertake in the future, actual results may differ from the estimates.

3.  Financial Instruments:

The Company's financial instruments consist of cash, GST receivable, accounts payable and accrued liabilities, amounts payable to related companies, accrued interest payable to related parties and long term debt. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising form these financial instruments. The fair values of the financial instruments approximate their carrying values, unless otherwise noted.

4.	Mineral Properties:
Transvaal, B.C. Oest, Nevada		$ 20,000 20,000
$ 40,000

Details of Mineral Properties:

Transvaal Property - Kamloops Mining Division, B.C.

The Company owns nine mineral claims in the Highland Valley subject to a 1.5% net returns royalty to the vendors. The Company did not expend any funds on exploration during 2003 and 2002.

Oest Property - Lyon County, Nevada, U.S.A.

The Company owns eight patented and six unpatented claims in the Devils Gate-Chinatown Mining District. During the year ended July 31, 2003 the Company expended $Nil (2002: $1,375) related to these claims.

5.  Acquisition of La Guitarra

Pursuant to a purchase agreement dated August 1, 2003, Genco acquired 100% of the outstanding common shares of La Guitarra. The results of La Guitarra's operations have been included in the consolidated financial statements since that date. La Guitarra is an operating mine located in Mexico.

The purchase price of the transaction was US $5,000,000 (Cdn. $6,996,000) with consideration being a combination of the issuance of shares and debt. Under the purchase agreement and as part of the consideration, Genco issued 1,380,315 shares valued at Cdn. $1.02 per share to the vendor to satisfy US $1,000,000 of the purchase price. Genco agreed to pay the balance of US $4,000,000 by payments of $500,000 on each of the first through eighth anniversaries of the closing date.

Exhibit “D” - continued

GENCO RESOURCES LTD.

Notes to Financial Statements

(Unaudited - Prepared by Management)

October 31, 2003

5.  Acquisition of La Guitarra: (Continued)

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition in Canadian dollars.

As at August 1, 2003: Current assets	$ 1,723,000
Property, plant and equipment	6,429,127
Total assets acquired	8,152,127
Total liabilities assume	(1,156,127)
Net assets acquired	$ 6,996,000

6. Capital Assets:
	Cost	Accumulated Amortization	2003 Net	2002 Net
Furniture and fixtures	$ 14,750	$ 2,139	$ 12,611	$ 13,275
Computer equipment	2,898	109	2,789	-
Mining equipment	7,632,358	129,818	7,502,540	-
Drilling equipment	86,303	2,969	83,334	-
Automotive	19,953	1,702	18,251	10,815
Leasehold improvements	44,250	6,638	$ 37,612	$39,825
	$ 7,800,512	$ 143,375	$ 7,657,137	$ 63,915

7.  Loans from Related Parties

The loans from the related parties are payable to related corporations controlled by a director and have no fixed terms of repayment.

Exhibit “D” - continued

GENCO RESOURCES LTD.

Notes to Financial Statements

(Unaudited - Prepared by Management)

October 31, 2003

8.  Share Capital:

The Company is authorized to issue 100,000,000 common shares without par value.

	Number of shares	Amount
Balance - July 31, 2002	4,891,481	$ 3,871,044
Private placement less costs of issue	4,700,000	888,880
Exercise of warrants	4,966,682	496,667
Stock compensation expense	-	488,360
Balance - July 31, 2003	14,558,163	5,744,951
Private placement less cost of issue	1,258,994	691,200
Issuance of share capital on purchase of La Guitarra	1,380,315	1,407,921
Stock options exercised	486,326	148,084
	17,683,798	$ 7,992,156

On July 31, 2003, the Company completed a private placement for 700,000 units at $0.72 per unit. Each unit comprised one common share and one share purchase warrant which is exercisable to purchase an additional common share at $0.90 per share until July 31, 2005.

On October 5, 2003 the Company announced a private placement for 575,000 units at $1.20 per unit. Each unit comprised one common share and one share purchase warrant which is exercisable to purchase an additional common share at $1.30 per share until October 5, 2005.

The Company has established a share purchase option plan whereby the Company's directors may from to time grant options to directors, employees or consultants. On February 28, 2003, 1,780,000 options we granted to directors, employees and consultants with an exercise price of $0.75 per option. The options expire on February 28, 2008 and can be exercised at any time up to that date. As at October 31, 2003, 153,000 options had been exercised.

Share purchase options with a fair value of $646,800 were granted to non-employees and employees in 2003. The compensation expense is charged to operations over the vesting period.

Compensation expense is determined using an option pricing model assuming no dividends are to be paid weighted average volatility of the Company's share price of 76%, an annual risk free interest rate of 4.2 and vesting over various periods from immediately to 5 years.

9.  Subsequent Events

On December 9, 2003 the Company announced a private placement of $805,000. The placement consists of 574,500 units at $1.40 per unit. Each unit consists of one common share and one share purchase warrant exercisable to purchase one common share at $1.45 per share exercisable for a period of one year from the date of issuance.

Schedule "1"

GENCO RESOURCES LTD.

Schedule of Deferred Exploration and Mine Development Costs

(Unaudited - Prepared by Management)

October 31, 2003

Three Months Ended October 31, 2003
Administrative	$ 30,991
Core storage	3,776
Drilling, surveying and lab fees	9,137
Insurance	14,849
Lab fees	12,958
Surveying	14,601
Engineering reports	1,907
Environmental reports	878
Management fees	12,595
Small equipment and supplies	126,737
Large equipment and supplies	91,811
Travel and vehicle expenses	12,926
Subcontract, wages and benefits	229,504
$ 677,175

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC   V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

Incorporated as part of:
____Schedule A
X Schedules B & C (place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER: GENCO RESOURCES LTD.

ISSUER ADDRESS: #550 – 999 WEST HASTINGS STREET

EMAIL ADDRESS: GENCOINFO@TELUS.NET

WEB SITE ADDRESS: www.gencoresources.com

CONTACT PERSON: ROBERT GARDNER

CONTACT’S POSITION: DIRECTOR

CONTACT TELEPHONE NUMBER: 604-682-2205

FOR QUARTER ENDED: OCTOBER 31, 2003

DATE OF REPORT: 2003/12/24

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR’S SIGNATURE	PRINT FULL NAME	DATE SIGNED
“ROBERT GARDNER”	ROBERT GARDNER	2003/12/24

DIRECTOR’S SIGNATURE	PRINT FULL NAME	DATE SIGNED
“JIM MCDONALD”	JIM MCDONALD	2003/12/24

(Electronic signatures should be entered in “quotations”.)

Genco Resources Ltd.

Schedule “B”

5.

Directors:

Jim McDonald – President

Robert Gardner – Chairman

John B. Lepinsky

Joseph F. Church

Eduardo Luna

Brian R.D. Smith

Gordon Blankstein

Officers:

Bruno Barde – Vice President of Development

Wayne Moorhouse – Vice President of Finance

Genco Resources Ltd.

October 31, 2003

Schedule “C” – Management Discussion

The following discussion and analysis should be read in conjunction with Genco Resources Limited’s consolidated financial statements and related notes.

Description of Business

Since incorporation on February 29, 1980, Genco Resources Ltd. (the “Company”) has been in the business of acquiring and exploring natural resource properties.  On August 1,

2004 the Company acquired from Wheaton River Minerals Ltd. the entire assets of La Guitarra Compania Minera, S.A. de C.V. (“La Guitarra”).

With the purchase of La Guitarra the Company acquired a producing silver/gold mine located in Central Mexico.  The purchase included all assets of the existing company including a 340 tonne per day mill, extensive infrastructure, all mine equipment, an experienced workforce, and mineral concessions covering approximately 12,373 hectares.  Historical La Guitarra annual production has been 13,000 – 20,000 gold equivalent ounces.

Company management feels La Guitarra has potential beyond its historical production, and with proper management of operations, exploration and planning, production can be enhanced.  During the quarter the Company expended energies on streamlining existing operations, expanding reserves, upgrading infrastructure, upgrading mine equipment, and developing new areas for production.

The Company also maintains crown granted mineral claims in the Kamloops Mining District of British Columbia and patented and located mineral claims in Nevada, U.S.A.

Subsequent to the end of the quarter the Company entered into an agreement in principle with Getty Copper Inc. (“Getty”), to sell Getty the Highland Valley - Transvaal claims for $300,000 CDN.  See “Subsequent Events” for more information.

There are currently no plans to proceed with exploration or development of the Oest claims in Nevada, but the Company intends to maintain the claims in good standing for future exploitation.

The Company continues in its efforts to acquire operating stage resource properties for exploitation and development.

Operations and Financial Conditions

The quarter ending October 31, 2003 represented a milestone for the Company.  The company was transformed from an exploration company with no mining operations or sales, to a company with a producing mine.  The Company showed a profit for the quarter of $14,045 on revenues of $878,232 and cost $864,187 compared to a profit $250 on revenues of $250 for the quarter ending October 31, 2002.  The change reflects the revenues from and costs related to mining operations at La Guitarra as well as administrative costs associated with La Guitarra.  Legal expenses (2003: $16,215; 2002: $9,354) increased during the quarter as a result of the La Guitarra acquisition.  Interest and bank charges (2003: $122; 2002: $2,137) decreased during the quarter as a result of the Company carrying less debt.  Amortization and office and rent increased (2003: $7,087 and $18,412; 2002: $0 and $7,167) as a result of the Company moving into new offices and purchasing furniture and related items during the second quarter of 2003.  Consulting costs increased (2003: $17,500; 2002: $6,000) due to the company soliciting outside input on its mining operations.  Travel and promotion costs ($35,658) are a result of operating the mine in Mexico.  Wages ($33,519) and management fees ($54,000) where incurred as a result of hiring staff to assist in office operations, business development and mine operations.  There were no expenses for travel and promotion or wages during the quarter ending October 31, 2002.  Fees, dues and licenses decreased (2003: $331; 2002: $5,173) because the expense in 2002 was largely related to becoming a U.S. filer, which has now been completed.  Transfer agent fees increased (2003: $3,338; 2002: $1,083) resulting from increased financing activity during the quarter.  There was a foreign exchange gain in 2003 of $113,839 as a result favorable movement in the Canadian dollar in relation to the American dollar.  There was no exchange gain or loss in 2002.

Subsequent Events

On December 11, 2003 the Company entered into an agreement with Getty Copper Inc. to sell to Getty, Nine Crown Granted Mineral Claims, the “Transvaal Claims”, for the price of $300,000 payable in common shares of Getty Copper Inc. with a deemed value of $0.60 per share.  The sale will be completed, subject to certain conditions being met, negotiation of a definitive agreement including an independent fairness opinion, and TSX Venture Exchange approval.  Upon completion of this transaction, the Company will have no further interest in the Transvaal Claims or the Kamloops Mining District.

Financing Principal Purposes and Milestones

On September 18, 2002, the company completed a private placement of $400,000.  The placement consists of 4,000,000 units at a price of $0.10 per unit.  Each unit is comprised of one common share and one share purchase warrant which is exercisable to purchase an additional share at a price of $0.10 until September 18, 2004.  During the year ending July 31, 2003, 3,666,682 warrants were exercised and the company received $366,682.  On August 11, 2003, the Company received $33,333 upon the exercise of 333,326 warrants exchanged for 333,326 common shares.

At the Annual and Extraordinary General Meeting held November, 20, 2002 the shareholders approved the following resolutions:

An ordinary resolution to amend the share option plan in compliance with the policies of the TSX in which 1,780,000 shares will be reserved for issuance under the share option plan and in compliance with the policies of the TSX

Venture Exchange (“TSX”).

On February 28, 2003, 1,780,000 options were granted to directors, employees and consultants with an exercise price of $0.75 per option.  The options expire on February 28, 2008, and can be exercised at any time up to that date.

On July 11, 2003, the Company completed a private placement of $504,000.  The placement consists of 700,000 units @ $0.72 per unit.  Each unit consists of one common share and one share purchase warrant exercisable to purchase one common share at $0.90 per share for two years from the date of issuance.

On November 18, 2003 the Company completed a private placement of $691,200.  The placement consists of 576,000 units at $1.20 per unit.  Each unit consists of one common share and one share purchase warrant exercisable to purchase one common share at $1.30 per share exercisable for two years from closing.

On December 9, 2003 the Company announced a private placement of $805,000.  The placement consists of 574,500 units at $1.40 per unit.  Each unit consists of one common share and one share purchase warrant exercisable to purchase one common share at $1.45 per share exercisable for one year from date of issuance.

Investor Relations

During the period the Company used its own staff and resources for shareholder and institutional investor relations.

Regulatory Approvals

During the quarter ending October 31, 2003 the Company did not require or seek regulatory approval for any of its transactions.

Liquidity and Solvency

Cash and equivalents increased to $1,340,595 for the quarter ending October 31, 2003, up from $683,339 on July 31, 2003.   The increase in cash and equivalents resulted from increased accounts receivable ($557,577), inventory ($227,333), and prepaid expenses ($60,016) these are a result of the La Guitarra purchase.

Company management is confident that the Company has sufficient liquidity to meet its current financial obligations.  The Company negotiated a $1,500,000 line of credit with the Toronto Dominion Bank on August 8, 2003 and during the quarter ending October 31, 2003 the line of credit was approved.  To date the Company has not required the use of the line of credit.  Subsequent to October 31, 2003 the Company completed private placements with proceeds of $1,496,200.  In addition Company management expects that capital investments initiated in La Guitarra during the quarter will result in higher production and margins by the third quarter of fiscal 2004.  Higher than anticipated prices for both silver and gold as well as an improved Canadian dollar in relation to the American dollar and Mexican Peso should also result in increased income during the second half of fiscal 2004.